SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION

(Name of Subject Company)

INNOTRAC CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share	45767M109

(Titles of classes of securities)	(CUSIP number of class of securities)

Stephen G. Keaveney Chief Financial Officer and Secretary Innotrac Corporation 6465 East Johns Crossing Johns Creek, GA 30097
(678) 584-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

David A. Stockton, Esq. Kilpatrick Townsend & Stockton LLP 1100 Peachtree St., Suite 2800 Atlanta, GA 30309 (404)815-6500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, the Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 5, 2013, and the Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 11, 2013 (as amended or supplemented from time to time, the “Statement”) by Innotrac Corporation, a Georgia corporation (the “Company”). The Statement relates to the tender offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”), and its direct owner, Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed with the SEC by Purchaser, Parent, and certain other affiliates, on December 4, 2013. The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of the Company’s Common Stock at a purchase price of $8.20 per share, in cash, subject to required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are annexed to and filed with the Schedule TO.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented as follows:

(1) By amending and restating the second sentence of the second paragraph on page 4 and adding in a third sentence to that paragraph as follows:

“A hearing on the Receiver’s motion for final approval was held on December 17, 2013. On December 18, 2013, the court issued a written order finding the Support Agreement fair and reasonable and granting final approval of the tender of the IPOF Fund’s shares in the Offer pursuant to the Merger Agreement.”

(2) By amending and restating the third paragraph on page 4 in its entirety as follows:

“The IPOF Agreement will terminate if the Merger Agreement terminates or if the Board of Directors of the Company (the “Board”) no longer recommends the Merger to the shareholders.”

(3) By amending and restating the section entitled “Cash Proceeds to Executive Officers and Directors” on page 5 in its entirety as follows:

“Cash Proceeds to Executive Officers and Directors

In addition to arrangements in which the interests of the Company’s executive officers and directors may differ from those of shareholders generally, the Company’s executive officers and directors (other than Mr. Dorfman and certain related shareholders), as with all shareholders generally, will be entitled to receive the Offer Price for each share of Common Stock that is tendered in the Offer or is converted pursuant to the Merger.

Mr. Dorfman and certain related shareholders will receive payments equivalent to $8.20 per share for preferred limited partnership interests in Parent that they will receive in exchange for the contribution of approximately 70% of their shares, and which will then be sold by him as explained below under “— Contribution and Support Agreement.”

The cash proceeds payable in the Offer and the Merger to the Company’s executive officers and directors based on the shares they beneficially own, or in the case of Mr. Dorfman and certain related shareholders, the cash proceeds payable on repurchase of certain preferred limited partnership interests in Parent they will obtain in exchange for their contribution of Common Stock, are set forth below. The following table excludes Restricted Stock and stock options, which are addressed below.

Cash Proceeds

Name and Title	Number of Shares	Consideration
Scott D. Dorfman, Chairman, President and Chief Executive Officer	4,010,194	$32,883,590
Robert J. Toner, Senior Vice President—Logistics	17,519	$143,656
Larry C. Hanger, Senior Vice President—Client Services	17,445	$143,049
Bruce V. Benator, Director	1,000	$8,200
Joel E. Marks, Director	30,000	$246,000
“

(4) By amending and restating the first paragraph under the heading “Contribution and Support Agreement” on page 6 as follows, and inserting a new second paragraph under such heading:

“On November 14, 2013, in connection with the Merger Agreement, Mr. Dorfman, together with individuals and entities related to Mr. Dorfman, entered into a Contribution and Support Agreement (the “Contribution Agreement”) with Parent. Pursuant to the Contribution Agreement, upon the terms and subject to the conditions set forth therein, Mr. Dorfman and certain related shareholders have agreed, subject to the conditions specified therein, to contribute all of their shares of Common Stock, constituting approximately 44.1% of the outstanding shares, in exchange for preferred limited partnership interests in Parent. Immediately following the Merger, Mr. Dorfman and such related investors have agreed to sell to affiliates of Parent approximately 70% of the preferred limited partnership interests they acquired in Parent pursuant to the Contribution Agreement for an aggregate purchase price of approximately $32.9 million, which is equivalent to the amount that such shareholders would have received had they tendered that same percentage of their shares of Common Stock in the Offer at the $8.20 per share Offer Price. As a result of, and following, the foregoing transactions, it is expected that Mr. Dorfman and the related shareholders will own approximately 19.5% of the fully-diluted equity interests of Parent following the Merger (i.e., giving effect to the issuance of all common limited partnership units of Parent issuable upon exercise of options to be awarded by Parent upon the closing of the Merger, or upon exercise of options that may be awarded thereafter). The Company, Mr. Dorfman, and Parent structured the foregoing transactions so that Mr. Dorfman and the related shareholders would not in fact tender any shares of Common Stock held by them in the Offer and instead would receive any consideration for such shares outside of the Offer. The transaction was structured in this manner in an effort to eliminate the risk that, if Mr. Dorfman and the related shareholders were to tender some of their shares in the Offer, there could be an attempt to mischaracterize the preferred limited partnership interests that Mr. Dorfman and the related shareholders would be receiving for their contribution of their other shares to Parent as consideration for the shares they were tendering in the Offer for cash.”

(5) By adding the following sentence to the end of the second paragraph under the heading “New Employment Arrangements for Executive Officers” on page 8:

“The executive officers’ current salaries are as follows: $426,950 (Mr. Dorfman), $300,000 (Mr. Toner), $236,950 (Mr. Hanger), $235,000 (Mr. Keaveney) and $215,000 (Mr. Ringer).”

(6) By adding the following sentences at the end of the first paragraph under the section entitled “Airplane Lease” on page 9:

“The Airplane Lease changed from a net lease to a gross lease. Under the old net lease, the Company paid $224,000 in lease fees plus all expenses relating to the airplane. The amount of these expenses would vary from year to year, but the total annual lease fees and expenses averaged approximately $360,000 under the old net lease. Under the new gross lease, Mr. Dorfman will receive $360,000 annually in lease fees, and Mr. Dorfman will be responsible for paying all expenses.”

Item 4. Solicitation and Recommendation

Item 4, “The Solicitation and Recommendation,” is hereby amended and supplemented as follows:

(7) By amending and restating the second paragraph on page 13 in its entirety as follows:

“The Special Committee entered into an engagement letter agreement with Harris Williams on May 20, 2013. Over the next several weeks, Harris Williams held extensive meetings with management, engaged in a due diligence investigation of the Company’s operations and financial condition and reviewed the financial forecast previously prepared by management. At a meeting held on June 21, 2013, the Special Committee received a presentation from Harris Williams regarding current market dynamics, the Company’s financial forecast and preliminary valuation observations, a proposed timeline for the transaction, and the potential pool of buyers, both strategic and financial, by category and name. Harris Williams outlined its proposed multi-step auction process designed to obtain the best price without engaging in separate negotiations with each bidder. The presentation outlined the valuation methodologies that Harris Williams expected to utilize if it were called upon to render a fairness opinion, including public companies that it expected to consider as comparable to the Company and transactions that it expected to consider as comparable to a transaction to sell the Company. Harris Williams described the range of share values that were implied by each such valuation methodology, but made clear that these were merely its preliminary valuation observations, which were likely to change during the course of the process, and that it did not draw any conclusion as to the value of the Company’s stock based on these observations. The discounted cash flow analysis in this presentation reflected a range of values from $10.11 to $10.88. The terminal value methodology utilized in this presentation was an EBITDA multiple basis. In its subsequent review of the EBITDA multiple utilized in this presentation, Harris Williams determined that the perpetuity growth rate implied by using this methodology, which approached 10%, conflicted with academically accepted rates, which are in-line with long-term expected gross domestic product (“GDP”) growth rates. As a result, Harris Williams adjusted the terminal value methodology to a perpetuity growth method in its November 14, 2013 valuation analysis. The Special Committee noted that the range of implied values presented was not meaningful to the Special Committee until a canvassing of the market had established prices that buyers were willing to pay for the Company. Thus the Special Committee expected to rely on the valuation methodology ultimately used by Harris Williams in connection with rendering a fairness opinion and not on those preliminary valuation observations. The Board also discussed with Harris Williams factors that historically had adversely impacted the Company’s stock price. Harris Williams reported on its involvement in testing the assumptions underlying management’s financial forecast. Kilpatrick Townsend then discussed the fiduciary duties of directors, both in general and in connection with any specific transaction. At the conclusion of this meeting, the Special Committee directed Harris Williams to proceed with the next step of an investigation of strategic alternatives, including preparing marketing materials describing the opportunity and a formal list of potential buyers.”

(8) By amending and restating the last sentence of the second to last paragraph on page 14 as follows:

“This entity submitted an indication of interest valuing the Company at $90 million to $100 million and received a management presentation, but did not submit a subsequent proposal.”

(9) By inserting the following paragraph after the last paragraph on page 14:

“In considering the inclusion of the majority of the minority approval condition in the draft merger agreement, the Special Committee determined that the condition should be satisfied by the support of the holders of a majority of the shares of Common Stock, other than those beneficially owned by Mr. Dorfman, who beneficially owned approximately 44.1% of the outstanding shares. While the IPOF Fund owned approximately 30.9% of the shares, it was not considered necessary or appropriate to exclude the IPOF Fund shares from the minority holders, as the IPOF Fund’s relationship to the Company differed materially from Mr. Dorfman’s relationship. In addition to being the Company’s largest shareholder, Mr. Dorfman was the Company’s founder, and its Chairman, President and Chief Executive Officer since the business was founded, 29 years ago. There was also a possible outcome, particularly if the ultimate acquiror was a financial buyer, where Mr. Dorfman would be asked to remain in a management role with the post-closing entity, and possibly be asked to roll over a portion of his Common Stock into equity interests of the new acquisition entity or its new owner as a condition to proceeding with a transaction. By contrast, the IPOF Fund had no representatives on the Board or management, and would not have any connection with the Company post-closing. Furthermore, following the closing, the IPOF Fund will not hold or otherwise beneficially own any equity securities of Parent or the Company, or otherwise directly or indirectly have any interests in Parent or the Company. The IPOF Fund’s interests in any transaction were not considered to differ from those of all of the other shareholders of the Company whose only participation in the transaction and in the surviving company of the Merger is the receipt of cash in the Offer or the Merger.”

(10) By amending and restating the last sentence of the third paragraph on page 15 as follows:

“In light of updated proposals from bidders being due within a week, the Special Committee determined not to risk delay to the strategic process by providing the revised forecast to bidders that had previously dropped out of the process because their concerns about the Company — i.e., the Company’s client concentration, the lack of strategic synergies and/or required capital expenditure levels— were not addressed by the Company’s financial performance.”

(11) By amending and restating the second to last sentence of the fifth paragraph on page 15 as follows:

“After consultation with Harris Williams, the Special Committee directed Harris Williams to respond to each of Sterling and Financial Bidder #2 with a request to (i) provide the form of exclusivity agreement, parent guarantee and voting agreement that it proposed to use, (ii) respond to a list of material legal issues to be prepared by Kilpatrick Townsend and (iii) consider the economic terms and valuation of the Company that it previously submitted and whether it was inclined to increase its offer price.”

(12) By amending and restating the second sentence of the last paragraph on page 15 as follows:

“He indicated that as a shareholder being asked to roll over a meaningful portion of his equity, he could accept either bidder as a post-closing partner, but that he believed that Sterling offered the most certainty of achieving an expedited closing because it had expended the most substantial resources in support of its offer and was the only offeror that did not have a financing contingency which he viewed as a critically important factor given the risk to the Company’s business while a transaction was pending but not closed.”

(13) By amending and restating the fourth paragraph on page 16 in its entirety as follows:

“The Special Committee then engaged in further discussions regarding the risks involved with pushing Sterling to again increase its offer, the likelihood that Financial Bidder #2 would increase its offer price and remove its financing condition, the reasons for considering the sale of the Company as discussed in numerous earlier meetings and various other factors. The Special Committee concluded based on these factors that pushing Sterling to again increase its offer price was not advisable since it had just increased its offer from $8.05 to $8.20 per share and in light of the uncertainty associated with Financial Bidder #2’s intentions or ability to increase its offer and remove its financing contingency. As a result, the Special Committee concluded that the price being offered by Sterling was the highest and best price that was reasonably likely to be achieved under the circumstances, and it was therefore advisable to enter into a 30-day exclusivity arrangement with Sterling and then to move forward exclusively with Sterling to negotiate a definitive merger agreement.”

(14) By inserting the following sentence as the new third sentence in the last paragraph on page 16:

“There was no serious objection to the inclusion of a majority of the minority approval condition, or any discussion as to whether any holder, other than Mr. Dorfman and related shareholders, should be excluded from the minority; however, the parties did agree to change the condition, in the case of a merger vote, from only requiring the support of a majority of shares held by the minority holders that actually voted to the support of a majority of the total outstanding minority shares.”

(15) By deleting the last partial paragraph on page 17, the first partial paragraph on page 18, and the first full paragraph on page 18 and replacing those paragraphs with the following paragraphs as follows:

“The Special Committee then reviewed the reasons for recommending the transaction with Sterling that it had considered over the course of the strategic process. Kilpatrick Townsend reviewed with the Special Committee its fiduciary duties, both in general and in connection with the specific transaction being considered. The Special Committee then unanimously adopted the analyses and discussion of Harris Williams, and unanimously recommended that the Board, among other things: determine that it is in the best interests of the Company and its shareholders, and declare it advisable, to enter into the Merger Agreement; determine that the transaction is substantively and procedurally fair to the unaffiliated shareholders; approve the execution, delivery and performance by the Company of the Merger Agreement; and recommend that the shareholders tender in the Offer, and, if applicable, vote their shares of Common Stock in favor of adopting the Merger Agreement and approving the Merger. The Compensation Committee then held a meeting at which it discussed the new employment agreements with certain executive officers, the new airplane lease with an affiliate of Mr. Dorfman, Mr. Keaveney’s transaction success bonus and the conversion of Company Restricted Stock and stock options in the Merger (all as described above in Item 3), and then unanimously approved such matters.

The full Board then met and accepted the report from the Special Committee regarding the process it had undertaken to reach its conclusion to recommend the Sterling transaction for the approval of the shareholders. After discussion, the Board then unanimously (other than Mr. Dorfman, who abstained from the vote and deliberations) adopted the analyses and conclusions of the Special Committee, and then unanimously (again, other than Mr. Dorfman): determined that it was in the best interests of the Company and its shareholders, and declared it advisable, to enter into the Merger Agreement; determined that the transaction is substantively and procedurally fair to the unaffiliated shareholders; approved the execution, delivery and performance by the Company of the Merger Agreement; and recommended that the shareholders tender in the Offer, and, if applicable, vote their shares of Common Stock in favor of adopting the Merger Agreement and approving the Merger. The Board authorized the appropriate officers of the Company to finalize and execute the Merger Agreement and related documentation. The parties subsequently executed the definitive documentation, including the Merger Agreement, and the Company issued a press release announcing the transaction the evening of November 14, 2013.

The Special Committee and the Board noted that the opinion of Harris Williams addressed fairness, from a financial point of view, with respect to the holders of Common Stock other than shares of Common Stock owned by the Company and its subsidiaries (if any), shares of Common Stock as to which dissenters’ rights will be perfected at the close of the Merger (if any) and other than certain shares held by Mr. Dorfman and other members of management who hold shares of Common Stock of the Company that will be converted into interests of Parent (the “Excluded Holders”), rather than to the Company’s unaffiliated shareholders generally. The Special Committee and the Board also noted that the Company’s shareholders other than the Excluded Holders generally included all unaffiliated shareholders and, to the extent that the Company’s shareholders other than Excluded Holders might also include one or more affiliated shareholders not otherwise included in the concept of Excluded Holders, the consideration to be received by such affiliated shareholders for their shares tendered in the Offer or converted in the Merger is identical to the consideration to be received by the unaffiliated shareholders for their shares.

The Special Committee and the Board consequently believed that there was no meaningful distinction to be drawn between the concepts of “fairness to the unaffiliated shareholders” and “fairness to the Company’s shareholders other than the Excluded Holders.” As a result, the Special Committee and the Board believed that, even though the opinion of Harris Williams addressed fairness, from financial point of view, with respect to the Company’s shareholders other than the Excluded Holders rather than to the unaffiliated shareholders generally, it was still reasonable and appropriate to consider and adopt the opinion of Harris Williams as a material factor in its determination as to the fairness of the transaction to the unaffiliated shareholders of the Company. The Special Committee and the Board further believed that the transaction was substantively and procedurally fair to the unaffiliated shareholders, regardless of whether the IPOF Fund was considered an “affiliate” of the Company.”

(16) By deleting the first paragraph under the heading “Reasons for the Recommendation of the Board and Special Committee” on page 18 and replacing it with the following paragraph:

“In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Special Committee consulted with the Company’s senior management and the Special Committee’s legal and financial advisors, reviewed a significant amount of information and considered a number of factors, and based on these factors, unanimously recommended that the Board, among other things: determine that it is in the best interests of the Company and its shareholders, and declare it advisable, to enter into the Merger Agreement; determine that the transaction is substantively and procedurally fair to the unaffiliated shareholders; approve the execution, delivery and performance by the Company of the Merger Agreement; and recommend that the shareholders tender in the Offer, and, if applicable, vote their shares in favor of adopting the Merger Agreement and approving the Merger.”

(17) By deleting the heading at the top of page 19 and replacing it with the following heading:

“Financial Condition and Prospects of the Company; Stock Market Considerations; Timing”

(18) By amending and restating the third bullet point under such new heading on page 19 in its entirety as follows:

“

•	The considerable compliance costs the Company would continue to incur, which were estimated in management’s forecast to be $462,000 in 2013 and each subsequent calendar year, particularly relative to the Company’s small size, if it were to remain a public company, including to satisfy requirements relating to the maintenance and testing of internal control over financial reporting.”

(19) By adding the following new sixth bullet point on page 19 under such new heading:

“

•	The Company’s improving financial performance emerging from the worldwide economic downturn, and management’s and the Board’s views, against this backdrop, that current market conditions were very favorable for attractive valuations on businesses like the Company. These views were based upon, among other things, the Company’s recent and expected financial performance and the Board’s own recent personal business experiences. These views were confirmed by the results of the sale process described above under “—Background of the Offer and the Merger.” Also as described above under “—Background of the Offer and the Merger,” the Board considered that most of the fundamental risk factors involved with continuing as a stand-alone public entity that led it to attempt an abortive sale in 2008 were still present. The Board consequently concluded that it was an opportune time for the Company to explore strategic alternatives.”

(20) By adding the following sentence to the end of the first bullet point under the section “Strategic Alternatives” on page 19:

“While the Special Committee was empowered to consider all strategic alternatives for the Company, the focus of its strategic process was on selling the entire Company and it did not pursue any other strategic alternatives.”

(21) By amending and restating the bullet point on page 20 under the heading “Fairness Opinion” as follows:

“

•	Harris Williams’ opinion, as of November 14, 2013, and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, that the Offer Price of $8.20 in cash for each outstanding share of the Common Stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of Common Stock, other than Excluded Holders, as more fully described below under “—Opinion of the Special Committee’s Financial Advisor.”

(22) By amending and restating the first bullet point on page 20 under the heading “Merger Agreement Terms” as follows:

“

•	The Special Committee’s belief, based on the advice of its legal and financial advisors, that the financial and other terms and conditions of the Merger Agreement, by themselves and in comparison to the terms of agreements in other transactions, are substantively and procedurally fair to the Company’s unaffiliated shareholders.”

(23) By amending and restating the second sentence of the last paragraph on page 23:

“The Special Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and substantively and procedurally fair to the Company’s unaffiliated shareholders.”

(24) By deleting the sole paragraph under the heading “Board Meeting” on page 24 and replacing it with the following paragraph:

“The Board met on November 14, 2013 to consider the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. On the basis of the Special Committee’s unanimous recommendation and the factors considered by the Special Committee, as described above, which were adopted by the Board, the Board by a unanimous vote (other than Mr. Dorfman, who abstained from these deliberations and the vote): determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into the Merger Agreement; determined that the transaction is substantively and procedurally fair to the unaffiliated shareholders; approved the execution, delivery and performance by the Company of the Merger Agreement; and recommended that the shareholders tender in the Offer, and, if applicable, vote their shares in favor of adopting the Merger Agreement and approving the Merger.”

(25) By amending and restating the first paragraph under the heading “Opinion of the Special Committee’s Financial Advisor” on page 24 in its entirety as follows:

“Harris Williams was retained to serve as financial advisor to the Special Committee in connection with its investigation of potential strategic alternatives for the Company. Harris Williams was also separately engaged to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the $8.20 per share Offer Price to be received by the holders of the shares of outstanding Common Stock (whether pursuant to the Offer or the Merger), other than shares of Common Stock owned by the Excluded Holders. On November 14, 2013, Harris Williams delivered its oral opinion to the Special Committee and subsequently confirmed to the Special Committee in writing its opinion that, based upon and subject to the due diligence, financial information, assumptions, limitations and other matters specified therein, as described in greater detail below, Harris Williams was of the opinion that, as of November 14, 2013, the Offer Price was fair, from a financial point of view, to the shareholders of the Company, other than the Excluded Holders.”

(26) By amending and restating the third sentence of the third paragraph after the heading “Opinion of the Special Committee’s Financial Advisor” on page 24:

“In addition, Harris Williams expressed no opinion as to the fairness of the amount or nature of any compensation to be paid to the Company’s officers, directors and employees in connection with the Offer and the Merger relative to the Offer Price to be paid to the shareholders.”

(27) By amending and restating the first sentence under the heading “Recent Trading Performance” beginning on page 25 as follows:

“Harris Williams compared the Offer Price to be received by the shareholders pursuant to the Merger Agreement in relation to the closing price of the Company’s Common Stock on November 14, 2013 (the day the Company signed the Merger Agreement), the closing price of the Common Stock on July 12, 2013 (when the marketing efforts commenced), the closing price of the Common Stock on May 3, 2013 (the date of the initial face-to-face meeting between Harris Williams and the Special Committee) and the average closing prices of the Common Stock for the three-month and six-month periods ended November 14, 2013.”

(28) By inserting the following sentence and table after the table prior to the sentence above the table at the bottom of page 26:

“The data Harris Williams considered is set forth in the table below:

$ in millions

Company	EV as of 11/14/13	2013E EBITDA	EV/ LTM EBITDA
eCommerce Focused Logistics
PFSweb Inc.	$114.1	$9.5	12.1	x
Speed Commerce, Inc.	$239.8	$19.6	12.2	x
Sykes Enterprises, Incorporated	$829.1	$117.0	7.1	x
3PL Providers
Forward Air Corp.	$1,185.6	$114.9	10.3	x
Kuehne + Nagel International AG	$13,600.2	$1,059.6	12.8	x
Roadrunner Transportation Systems, Inc.	$1,137.4	$105.0	10.8	x
Toll Holdings Limited	$5,037.0	$677.1	7.4	x
Median market trading multiple of selected companies			10.8	x”

(29) By amending and restating the last sentence above the table at the bottom of page 26 as follows:

“The results of Harris Williams’ analysis of this data is summarized in the table below:”

(30) By amending and restating the first paragraph on page 27 in its entirety as follows:

“In determining the implied valuation range, Harris Williams applied marketability and liquidity discounts and a control premium. Due to the Company’s small public float, concentration of ownership, and the illiquid nature of its shares, a marketability and liquidity discount of 33% was applied, which was based on guidance provided in materials published by the CFA Institute. A control premium of 14.4% was applied to capture the benefits the acquirer expects to achieve from obtaining control over the size and timing of the cash flows. The 14.4% control premium was the average of the one-day and 30-day premia medians included as part of the Precedent Premiums Paid Analysis, which were 17.5% and 11.4%, respectively. Based on this data and its understanding of the relative operating, financial and trading characteristics of the selected comparable companies and of the Company, Harris Williams derived a range for the implied value per share of the Company’s Common Stock of $6.35–$7.15. The Offer Price was above this range.”

(31) By inserting the following sentence as the new last sentence of the third to last paragraph on page 27:

“That information is set forth in the table below.”

(32) By inserting the following table and sentence after the third to last paragraph on page 27 and before the chart showing Enterprise Value to LTM EBITDA for Low, Median and High Selected Transactions:

“$ in millions

Acquirer	Target	Date	EV	LTM EBITDA	EV/LTM EBITDA
XPO Logistics	3P Delivery, Inc.	07/15/13	$365.0	$36.1	10.1	x
Forward Air Corp.	Total Quality, Inc.	03/04/13	$71.0	$8.8	8.1	x
ComVest Investment Partners	AutoInfo Inc.	05/01/13	$52.2	$7.7	6.8	x
XPO Logistics, Inc.	Turbo Logistics, Inc.	10/25/12	$50.0	$6.7	7.5	x
CH Robinson Worldwide Inc.	Phoenix International Freight Services Ltd.	09/25/12	$579.4	$46.8	12.4	x
Universal Truckload Services Inc.	Linc Logistics Company	07/25/12	$307.9	$50.1	6.1	x
Arkansas Best Corporation	Panther Expedited	06/14/12	$180.0	$24.0	7.5	x
TransForce Inc.	Dynamex, Inc.	12/14/10	$226.3	$21.0	10.8	x
Genco Distribution System, Inc.	ATC Technology Corporation	10/24/10	$417.1	$71.3	5.8	x
Sterling Partners and CPP Investment Board	Livingston International Income Fund	10/08/09	$419.3	$41.8	10.0	x
Median premium paid for selected comparable companies					7.8	x

The results of Harris Williams’ analysis of this data is summarized below.”

(33) By inserting the following sentence and table after the first paragraph on page 28:

“The transactions and related premiums are set forth below. Harris Williams provided the medians of the one-day and 30-day premiums described above to the Special Committee, but did not provide the Special Committee the following detailed information on the underlying transactions, so the Special Committee relied on the parameters of transactions that Harris Williams provided to assess the analysis, rather than the specific transactions that application of those parameters generated.

Acquirer	Target	% Premium - 1 Mo. Prior	% Premium - 1 Day Prior
Hertz Global Holdings, Inc. (NYSE:HTZ)	Dollar Thrifty Automotive Group Inc.	15.2%	8.0%
Jarden Corp. (NYSE:JAH)	Warburg Pincus' Stake in Jarden Corp.	3.5%	1.8%
Macquarie Infrastructure Company LLC (NYSE:MIC)	Macquarie Infrastructure Management (USA) Inc.	(8.0)%	(11.4)%
AGL Resources Inc. (NYSE:GAS)	Nicor Inc.	10.3%	11.9%
Clayton, Dubilier & Rice, Inc.	Envision Healthcare Corporation	(3.5)%	(9.4)%
Araltec, S.L.	Kirby Corporation (NYSE:KEX)	10.3%	5.5%
Sears Holdings Corporation (NasdaqGS:SHLD)	Sears Canada Inc. (TSX:SCC)	4.4%	1.6%
Genesee & Wyoming Inc. (NYSE:GWR)	RailAmerica, Inc.	18.7%	10.8%
Southwest Airlines Co. (NYSE:LUV)	AirTran Holdings, LLC	69.1%	69.1%
YRC Worldwide Inc. (NasdaqGS:YRCW)	Cyrus Capital Stake in YRC Worldwide	(21.5)%	(0.9)%
Apax Partners LLP	Garda World Security Corp.	44.1%	30.4%
Technip (ENXTPA:TEC)	Global Industries Ltd.	128.6%	55.3%
Pritzker Organization	TMS International Corp.	2.9%	12.4%
Ingram Micro Inc. (NYSE:IM)	Brightpoint Inc.	96.1%	66.4%
Platinum Equity, LLC	Commercial Barge Line Company	20.8%	(0.9)%
Warburg Pincus LLC	Rural/Metro Corporation	16.4%	39.2%
Avis Budget Group, Inc. (NasdaqGS:CAR)	Zipcar, Inc.	54.1%	48.7%
GENCO Distribution Systems, Inc.	ATC Technology Corporation	41.0%	43.4%
Sterling Partners; Canada Pension Plan Investment Board	Livingston International Income Fund	66.7%	42.2%
Overseas Shipholding Group Inc. (OTCPK:OSGI.Q)	OSG America L.P.	53.2%	44.4%
E-L Financial Corp. Ltd. (TSX:ELF)	Algoma Central Corp. (TSX:ALC)	6.0%	0.7%
TransForce Inc. (TSX:TFI)	Dynamex Inc.	18.6%	(0.8)%
159584 Canada Inc.	Logistec Corp. (TSX:LGT.B)	(1.8)%	(1.8)%
Undisclosed Buyer	Stake in Petrowest Corporation (TSX:PRW)	57.1%	53.2%
Wellspring Capital Management LLC	OMNI Energy Services Corp.	2.6%	29.7%
TransForce Inc. (TSX:TFI)	Vitran Corp Inc. (TSX:VTN)	(10.3)%	(15.2)%
Trinity Industries Inc. (NYSE:TRN)	Quixote Corp.	228.9%	123.9%
Vigor Industrial, LLC	Todd Shipyards Corporation	23.2%	6.1%
Tommy nad Jim Duff	Frozen Food Express Industries Inc.	22.8%	23.5%
ExpressJet Airlines, Inc.	ExpressJet Holdings Inc.	172.2%	105.8%
Undisclosed Buyer	Petrowest Corporation (TSX:PRW)	(91.1)%	(93.4)%
Comvest Partners	AutoInfo Inc.	14.1%	7.1%
	Median	17.5%	11.4%”

(34) By amending and restating the paragraph in the section on “Discounted Cash Flows” on page 28 in its entirety as follows:

“Harris Williams performed a discounted cash flow analysis on the Company using estimates and revised projections developed by management for fiscal years 2014 through 2017. These estimates and revised projections included assumptions, among others, of revenue increasing at a compound annual growth rate of 11.4% for fiscal years 2013 through 2017 and EBITDA margins expanding from 8.4% in fiscal year 2013 to 17.3% in fiscal year 2017. Utilizing the estimates and projections prepared by management, Harris Williams calculated a range of implied per share prices based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows for the years ending December 31, 2014 through December 31, 2017 and a projected terminal value at December 31, 2017. The unlevered free cash flow projections utilized by Harris Williams are set forth in the section entitled “Financial Forecasts” in Item 8 of this Statement. Harris Williams utilized a discount rate of 17.7% (based on the weighted average cost of capital analysis) and calculated an exit value based on free cash flow perpetuity growth rates from 3.0% to 4.0%. The perpetuity growth method is utilized to value future cash flows beyond the projection period into perpetuity. Academically acceptable growth rates are typically in-line with long range projected GDP within a company’s end markets. Long range projected GDP growth rate in the U.S. (the Company’s core end market) is typically between 2.0% and 4.0%. Harris Williams anticipated that the Company’s end market would grow in excess of GDP in the years shortly after the projection period, and thus determined that a perpetuity growth rate slightly above the middle of the acceptable range would be appropriate and therefore centered the perpetuity growth rate around 3.5% rather than 3.0%. The weighted average cost of capital was determined by the sum of (i) the market value of equity as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated cost of equity and (ii) the market value of debt as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the risk free rate, the Company’s beta, betas of comparable companies and applicable risk premiums. Utilizing the ranges of discount rates and exit multiples, Harris Williams derived an implied valuation range of $7.24 to $7.72 per share of Common Stock. Harris Williams noted that the Offer Price was above this range.”

Item 8. Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

(35) By deleting the table entitled “Initial and Updated Financial Forecast Summary” and the footnote thereto on page 37 and replacing it with the following tables and text as follows:

“

Initial Financial Forecast Summary

(in thousands)

	2013	2014	2015	2016	2017
Service revenues	$106,393	$118,624	$132,584	$147,886	$164,666
Freight revenue	14,640	15,372	16,141	16,948	17,795
Total revenues	121,033	133,996	148,725	164,834	182,461

Cost of service revenues	54,245	60,870	68,732	77,354	86,811
Freight Expense	14,085	14,789	15,529	16,305	17,120
Total cost of revenues	68,330	75,659	84,261	93,660	103,933

Gross Profit	52,703	58,337	64,464	71,174	78,528
Service Revenue Gross Profit	49.0%	48.7%	48.2%	47.7%	47.3%

Gross profit %	43.5%	43.5%	43.3%	43.2%	43.0%

Operating expenses
Selling, general and administrative expenses	42,351	44,794	46,222	47,744	49,458
Depreciation and amortization	4,221	4,516	4,607	4,607	4,607
Total operating expenses	46,572	49,310	50,828	52,350	54,065
Operating income (loss)	6,131	9,027	13,635	18,824	24,463
Operating income % of total revenues	5.1%	6.7%	9.2%	11.4%	13.4%

Other expense (income)
Interest expense, net	345	345	345	345	345
Other expense (income)	345	345	345	345	345

Income (loss) before taxes and minority interest	5,786	8,682	13,290	18,479	24,118
Income tax provision	-	-	-	-	-
Net income (loss)	5,786	8,682	13,290	18,479	24,118
EBITDA	$10,352	$13,544	$18,242	$23,430	$29,070
Adjusted EBITDA	$12,087	$14,569	$19,268	$24,456	$30,096
Unadjusted EBITDA % of total revenues	8.6%	10.1%	12.3%	14.2%	15.9%

The Initial Financial Forecasts reflect the following material assumptions:

•	forecasted revenue for existing customers assumes a 12% growth rate for existing eCommerce customers and 5% growth rate for non-eCommerce customers;
•	forecasted revenue for new customers assumes that revenue from new customers would grow at $5 million per year and customer churn would be 2%;
•	forecasted gross margin was based on assumptions that gross margin percentage would have a small erosion from a forecasted 49% in 2013 to 47% in 2017 and selling, general, and administrative expenses would increase at an average of 3.5% during the forecast period from 2013 through 2017; and
•	no acquisitions.

Updated Financial Forecast Summary

 (in thousands)

	2013	2014	2015	2016	2017

Service revenues	$112,504	$128,111	$143,178	$159,632	$177,796
Freight revenue	14,701	15,436	16,208	17,018	17,869
Total revenues	127,205	143,548	159,385	176,650	195,665

Cost of service revenues	57,304	65,452	73,463	82,215	91,874
Freight Expense	14,179	14,888	15,632	16,414	17,235
Total cost of revenues	71,483	80,340	89,095	98,630	109,111
Gross Profit	55,721	63,208	70,291	78,021	86,554
Service Revenue Gross Profit	49.1%	48.9%	48.7%	48.5%	48.3%

Gross profit %	43.8%	44.0%	44.1%	44.2%	44.2%
Operating expenses
Selling, general and administrative expenses	45,030	46,831	48,704	50,653	52,679
Depreciation and amortization	3,965	4,395	4,726	5,241	5,807
Total operating expenses	48,995	51,227	53,431	55,893	58,486
Operating income (loss)	6,726	11,981	16,860	22,128	28,068
Operating income % of total revenues	5.3%	8.3%	10.6%	12.5%	14.3%

Other expense (income)
Interest expense, net	304	345	345	345	345
Other expense (income)	304	345	345	345	345

Income (loss) before taxes and minority interest	6,422	11,636	16,515	21,783	27,723
Income tax provision	-	-	-	-	-
Net income (loss)	6,422	11,636	16,515	21,783	27,723

EBITDA (1)	$10,691	$16,377	$21,586	$27,368	$33,875
Adjusted EBITDA	$12,923	$17,483	$22,692	$28,474	$34,981
Unadjusted EBITDA % of total revenues	10.2%	12.2%	14.2%	16.1%	17.9%

(1)	In connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analysis, Harris Williams utilized EBITDA from the Updated Financial Forecast on an unadjusted basis. See the reconciliation below for the difference between adjusted and unadjusted EBITDA in the Updated Financial Forecast.

The Updated Financial Forecasts reflect the following material assumptions:

•	the assumptions with respect to forecast revenue were unchanged from the assumptions described above for the Initial Financial Forecast, except that certain new customers that became customers in 2013 were added to the forecasts;
•	forecasted 2013 results were updated based on actual results to date, and future figures based on growth from 2013 forecasts were correspondingly updated;
•	forecasted gross margin was based on assumptions that gross margin percentage would have a small erosion from a forecast 49% in 2013 to 48% in 2017, one percentage point higher than the assumption in the Initial Financial Forecast;
•	assumptions with respect to changes in sales, general and administrative expenses was unchanged from the Initial Financial Forecast; and
•	consistent with the Initial Financial Forecast, no acquisitions.

Certain more detailed information underlying the Financial Forecasts was included in the full forecasts that were provided to Harris Williams and potential bidders. This more detailed information included a breakdown of revenues by month and by client, detail on EBITDA adjustments, detail on components of sales, general and administrative expenses and capital expenditures, various detailed operating metrics and gross margin by client, with much of such information being presented on a monthly basis.”

(36) By adding the following sentences at the end of the section under the heading “Certain Litigation Related to the Offer”:

“The plaintiffs subsequently voluntarily dismissed the lawsuit on December 9, 2013. None of the defendants named in this lawsuit were ever served with process, nor were they or their counsel ever contacted by the plaintiff or his counsel.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013

INNOTRAC CORPORATION

By:	/s/ Stephen G. Keaveney
Name:	Stephen G. Keaveney
Title:	Chief Financial Officer and Secretary